Grant of Stock Options to Executives and Employees of Shinhan Financial Group and its Subsidiaries

Pursuant to Article 14 of the Articles of Incorporation, 808,700 shares of stock option were granted at KRW 49,053 per share to the Group’s executives and employees through the resolution of our general shareholders’ meeting for the fiscal year of 2007.

As of today, the fair value of stock option granted is KRW 12,379 per share. The binomial model pursuant to article 22 of the Korea Financial Accounting Standards has been applied to the valuation, based on the following assumptions;

• Exercise price: KRW 49,053

• Price at valuation date: KRW 47,200

• Average holding period before exercise: 5 years

• Risk free interest rate: 5.03% (5 year -Korea treasury bond)

• Average volatility of stock price: 30.62%

A. Grant of Stock Options (554,350 shares) to Executives of Shinhan Financial Group and its subsidiaries

Company	Title	Name	Grant Volume
Shinhan Financial Group	Chairman	Eung Chan Ra	55,000

Shinhan Financial Group	CEO	In Ho Lee	49,500

Shinhan Financial Group	Executive Vice President	Baek Soon Lee	11,000

Shinhan Financial Group	Executive Vice President	Buhmsoo Choi	11,000

Shinhan Financial Group	Executive Vice President	Jae Woon Yoon	11,000

Shinhan Bank	CEO	Sang Hoon Shin	44,000

Shinhan Bank	Executive Vice President	Hyu Won Lee	11,000

Shinhan Bank	Executive Vice President	Won Suk Choi	11,000

Shinhan Bank	Executive Vice President	Nam Lee	11,000

Shinhan Bank	Executive Vice President	Chang Kee Hur	11,000

Shinhan Bank	Executive Vice President	Jeum Joo Gweon	11,000

Shinhan Bank	Executive Vice President	Sung Woo Kim	10,000

Shinhan Bank	Executive Vice President	Hak Ju Kim	10,000

Shinhan Bank	Executive Vice President	Joo Won Park	10,000

Shinhan Bank	Executive Vice President	Chan Park	8,250

Shinhan Bank	Executive Vice President	Jung Won Lee	8,250

Shinhan Bank	Executive Vice President	Chan Hee Jin	8,250

Shinhan Bank	Executive Vice President	Hyung Jin Kim	7,500

Shinhan Bank	Executive Vice President	Young Hoon Lee	7,500

Shinhan Card	CEO	Jae Woo Lee	22,000

Shinhan Card	Executive Vice President	Hong Kyu Kang	8,250

Shinhan Card	Executive Vice President	Soo Ik Park	7,500

Shinhan Card	Executive Vice President	Doo Hwan Jun	8,250

Shinhan Card	Executive Vice President	Hee Geon Kim	8,250

Shinhan Card	Executive Vice President	Jong Kyun Shin	7,500

Shinhan Card	Managing Director	Chun Kuk Lee	6,600

Shinhan Card	Managing Director	Il Hwan Kim	6,600

Shinhan Card	Managing Director	Jae Gwang Soh	6,000

Shinhan Card	Managing Director	Ihl Soon Cho	6,000

Shinhan Card	Managing Director	In Chang Rou	6,000

GMSH Securities	CEO	Dong Girl Lee	20,000

GMSH Securities	Executive Vice President	Jin Kook Lee	8,250

GMSH Securities	Executive Vice President	Yoo Shin Jung	7,500

GMSH Securities	Executive Vice President	Seung Hee Hyun	7,500

Shinhan Life	CEO	Jin Won Suh	22,000

Shinhan Life	Executive Vice President	Byung Chan Lee	8,250

Shinhan Life	Executive Vice President	Keun Jong Lee	8,250

Shinhan Life	Executive Vice President	Young Chul Bae	7,500

Shinhan Life	Executive Vice President	Sam Suck Rho	7,500

Shinhan Life	Executive Vice President	Jeong Kun Lee	7,500

Shinhan Life	Executive Vice President	Ki Won Kim	6,600

Shinhan Capital	CEO	Do Heui Han	18,000

Shinhan Capital	Executive Vice President	Seung Keun Oh	7,200

Shinhan Capital	Executive Vice President	Jun Gi Eun	6,600

Shinhan Capital	Executive Vice President	Young Sup Hwang	5,000

Shinhan Credit Info.	Executive Vice President	Pan Am Lee	7,500

	Grantees : 46		No. of Shares : 554,350

B. Grant of Stock Options (254,350 shares) to employees of Shinhan Financial Group and its subsidiaries

1) Grantees: A total of 76 employees of Shinhan Financial Group and its subsidiaries

2) Number of options to be granted: 254,350 shares in total

• Other terms and conditions are the same as we reported previously on February 22, 2008.